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                  [LETTERHEAD OF ROPES AND GRAY APPEARS HERE]

                               December 18, 1997



North American Funds
286 Congress Street
Boston, Massachusetts  02210

Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value, of your Tax-Sensitive Equity Fund series and your Emerging Growth Fund series (the "Shares"), at not less than "net asset value," as defined in your Agreement and Declaration of Trust, as amended.

     We have examined your Amended and Restated Agreement and Declaration of Trust, as amended (the "Agreement and Declaration of Trust"), on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have also examined such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that:

     1. The beneficial interest in each of your Tax-Sensitive Equity Fund series and your Emerging Growth Fund series is divided into an unlimited number of Shares.

     2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law, and, upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares at the time of their sale, the shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of
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ROPES & GRAY


North American Funds
December 18, 1997
Page 2

such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Tax-Sensitive Equity Fund series and the Emerging Growth Fund series (each a "Series") for all loss and expense of any shareholder of a Series held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which a Series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 33-27958) relating to such offering and sale.

                                             Very truly yours,

                                             /s/Ropes & Gray

                                             Ropes & Gray